UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number: 1-14842

e-SIM LTD.
(Translation of registrant’s name into English)

19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

Attached as Exhibit A is a copy of the registrant's proxy statement, distributed to the registrant's shareholders on or about October 12,2006.

***SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM LTD.

Date: October 13 , 2006	By:	/s/ Yaron Eldad
Name: Yaron Eldad
Title: Chief Financial Officer and Chief Operating Officer

e-SIM LTD.

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

October 12, 2006

Notice is hereby given of an Extraordinary General Meeting of Shareholders (the “Meeting”) of e-SIM Ltd. (the “Company”) to be held on November 17, 2006 at 10:00 A.M. (Israel time), at the offices of the Company, 19 Hartum Street, Jerusalem 91450, Israel.

The agenda for the Meeting will be as follows (Items 1 through 12 below):

1.
The election to the Company’s Board of Directors of Messrs. Yaron Eldad, Uri Yaffe, Reuven Kleinman and Menashe Gavish, for terms expiring at the next annual general meeting of shareholders of the Company (Item 1 on the proxy card). Shareholders shall vote for each of the candidates separately;

2.
The election to the Company's Board of Directors of Ms. Anat Nissim Berdugo and Mr. Zvi Koren, as external directors, each for a three-year term (Item 2 on the proxy card). Shareholders shall vote for each of the candidates separately;

3.
Approval of the grant of options to purchase 1,271,022 of the Company’s ordinary shares to each of Messrs. Yaron Eldad, Uri Yaffe and Reuven Kleinman (the “Acting Directors’ Options”), as previously approved by the Audit Committee and Board of Directors of the Company (Item 3 on the proxy card);

4.
Reappointment of the Company’s auditors, Kost Forer Gabbay & Kasierer, a member of Ernset & Young Global, for the year ending January 31, 2007 and authorization of the Company’s board of directors, with the approval of the Audit Committee of the Company’s board, to determine the remuneration of the auditors (Item 4 on the proxy card);

5.
Adjournment of the Meeting and approval of its reconvention for discussion and resolution of the matters set forth in Items 6-11 on the agenda on November 22, 2006 at 10:00 A.M. (Israel time), at the offices of the Company (Item 5 on the proxy card).

If the Company’s shareholders approve the election of Ms. Nissim Berdugo and Mr. Korn as external directors of the Company, the election of Mr. Gavish and at least one of Messrs. Yaffe and Kleinman as a director, and the adjournment and reconvention of the Meeting for discussion and resolution of the matters set forth in Items 6-11 on the agenda, the Meeting shall be adjourned to enable the Board of Directors to appoint Ms. Nissim Berdugo and Messrs. Korn and Gavish as members of the Company's Audit Committee and allow the Audit Committee and Board of Directors to convene and vote on the matters set forth below in items (a) through (e). The Meeting will adjourn and reconvene on November 22, 2006, at 10:00 P.M. (Israel time), at the offices of the Company, 19 Hartum Street, Jerusalem 91450, Israel (the “Reconvened Meeting”).

While the Meeting is adjourned, the Board will meet to vote on the appointment of Ms. Nissim Berdugo and Messrs. Korn and Gavish, as members of the Audit Committee of the Company’s Board of Directors.

In addition, while the Meeting is adjourned, the Audit Committee, if appointed as above, shall convene, consider and vote on the following matters. Any matter that is approved by the Audit Committee shall then be considered and voted on by the Company's Board of Directors:

a)
Ratification and approval of the asset purchase agreement ("Asset Purchase Agreement") with SKY MobileMedia, Inc. and SKY MobileMedia (Israel) Ltd. (collectively, “SKY”), a provider of applications software platforms and complete turnkey software solutions for wireless handsets and connected media players headquartered in San Diego, California, for the sale to SKY of substantially all of the Company’s assets, including its intellectual property, and certain liabilities related thereto and all of the transactions, actions and agreements contemplated pursuant thereto(the “SKY Transaction”). A copy of the Asset Purchase Agreement has been furnished in connection with the filing by the Company of a Report of a Foreign Issuer on Form 6-K with the U.S. Securities and Exchange Commission following the signing of the SKY Transaction, and may be viewed on the Internet at http://www.sec.gov.

b)
Ratification and approval of the settlement with Marc Belzberg (a majority shareholder of the Company and the former Chairman of the board of directors and Chief Executive Officer of the Company) and Yozma Hofsheet Ltd. (“Yozma”), a party related to him, whereby (i) the Company will pay Mr. Belzberg $600,000 (Six Hundred Thousand United States Dollars) in cash and stock as full satisfaction of a loan extended to the Company by Mr. Belzberg in April and May 2005 in the aggregate principal amount of $810,538, (ii) Mr. Belzberg will waive the remainder of the Company’s debt to him; and, (iii) Yozma will waive the entirety of the $2,195,845 outstanding debt of the Company to it (the “Belzberg Settlement”);

c)
Approval of a bonus in an amount of $66,667 (Sixty Six Thousand Six Hundred and Sixty Seven United Stated Dollars) to each of Messrs. Yaron Eldad, Uri Yaffe and Reuven Kleinman, upon closing of the SKY Transaction (the “SKY Bonus”);

d)
Approval of the payment of fees to each of the Company’s directors, including the Company's external directors, which fees will be composed of: (i) annual director’s fees in the amount of NIS 20,735 (approximately $4,713) and (ii) participation fees in the amount of NIS 1,385 (approximately $315) per each meeting of the board of directors or any committee thereof attended by the director (jointly, the “Directors’ Fees”); and

e)	Approval of the grant of options to purchase 100,000 ordinary shares of the Company to each of Ms. Anat Nissim and Messrs. Zvi Koren and Menashe Gavish (the “New Directors’ Options”).

If any of the matters set forth in item (a) through (e) above is approved by the Company’s Audit Committee and then its Board of Directors, the agenda for the Reconvened Meeting shall be as follows (items 6 through 11):

6.	Ratification and approval of the SKY Transaction (Item 6 on the proxy card);

7.	Ratification and approval of the Belzberg Settlement (Item 7 on the proxy card);

8.	Approval of the SKY Bonus (Item 8 on the proxy card);

9.	Approval of the Directors’ Fees (Item 9 on the proxy card);

10.	Approval of the New Directors' Options (Item 10 on the proxy card); and

11.
Approval of the amendment of the Company’s name from “e-SIM Ltd.” to “Hadassim Technologies Ltd.”, or any other similar name approved by the Israeli Registrar of Companies conditioned upon consummation of the SKY Transaction (Item 11 on the proxy card).

The resolutions on the agenda must be approved by the Company's shareholders as follows:

a.
Item 2. The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the foregoing resolution provided that either (i) such majority includes at least one third (1/3) of the shares present and voted at the meeting and held by shareholders that are not control persons or representatives of control persons of the Company (abstentions will be disregarded) (a “control person” is any person that has the ability to direct the company’s actions (other than by means of being a director or office holder of the company), including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company) or (ii) the shares present and voted at the Meeting against such resolution and held by shareholders that are not control persons or representatives of control persons of the Company represent not more than one percent of the total voting rights in the Company.

b.
Items 6 & 7. The affirmative vote of the holders of a majority of the voting power represented at the Reconvened Meeting in person or by proxy and voting thereon, provided that either (i) such majority includes at least one third (1/3) of the shares present and voted at the Reconvened Meeting and held by shareholders that do not have a personal interest in the approval of such Resolutions (abstentions will be disregarded) or (ii) the total shares present and voted at the Reconvened Meeting against such resolution and held by those shareholders that do not have a personal interest in the approval of such Resolutions represent not more than one percent of the voting rights in the Company.

c.	All other Items. The affirmative vote of the holders of a majority of the voting power represented at the Meeting or the Adjourned Meeting in person or by proxy and voting thereon.

Shareholders may examine the full text of the resolutions to be voted upon at the Meeting and the Reconvened Meeting at the Company's offices ordinary business hours.

Shareholders of record at the close of business on October 11, 2006 are entitled to notice of and to vote at the Meeting and the Reconvened Meeting. All shareholders are cordially invited to attend the Meeting and the Reconvened Meeting in person. As shareholders voting by proxy will be voting on all the resolutions to be voted upon at both the Meeting and the Reconvened Meeting, the quorum at both will be the same.

Shareholders who wish to submit notification of their position on any of the items on the agenda for the Meeting may do so by no later than October 21, 2006. Shareholders may receive a copy of any shareholder positions received by the Company by contacting the Company during ordinary business hours.

Shareholders who are unable to attend the Meeting or the Reconvened Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed postage-paid envelope provided. Only proxies received by the Company 72 (Seventy Two) hours prior to the Meeting shall valid. Shareholders may revoke their proxies at any time up to 24 (Twenty Four) hours prior to the Meeting, by filing with the Company a written notice of revocation, including proof of the identity of such shareholders to the Company's satisfaction, following which such shareholders may only vote their shares in person at the Meeting or the Reconvened Meeting. Shareholders voting by the enclosed form of proxy are asked to vote on all resolutions on the agenda of both the Meeting and the Reconvened Meeting.

If the resolutions proposed at the Meeting for the election of Ms. Nissim Berdugo and Mr. Koren as external directors of the Company and the election of Mr. Gavish and at least one of Messrs. Yaffe and Kleinman as a director, and the adjournment and reconvention of the Meeting, do not receive the necessary majority for their approval, the Reconvened Meeting will not be held and the votes already cast by proxy for the Reconvened Meeting shall be null and void (but if the proposals to appoint the Company’s auditors receive the necessary majority for their approval, they will be adopted).

Joint holders of shares should take note that, pursuant to Article 17.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s Shareholder Register.

Shareholders of record shall be entitled to receive a copy of the proxy at the offices of the Company, 19 Hartum Street, Jerusalem 91450, Israel, telephone number (972)-2-587-0770, during ordinary business hours.

By Order of the Board of Directors,

Yaron Eldad
Director, Chief Operating Officer and Chief Financial Officer

e-SIM LTD.19
Hartum Street
Jerusalem 91450, Israel

PROXY STATEMENT

Dear Shareholder,

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.10 nominal value (the “Ordinary Shares”), of e-SIM Ltd. (“e-SIM” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”) and at the adjournment thereof as described below, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on November 17, 2006 at 10:00 A.M. (Israel time), at the offices of the Company, 19 Hartum Street, Jerusalem 91450, Israel.

Since the last general meeting of shareholders, held in November 10, 2004, the Company has been undergoing financial uncertainty, which it has not been able to rectify.

As more fully described in Note 1c to the Company’s financial statements for the year ended January 31, 2005, as of the date of the financial statements, given the Company’s incurred recurring operating losses, working capital deficiency, shareholders’ deficiency, default in payment of its obligations under loan and other agreements, and negative cash flow from operating activities, there was substantial doubt as to its ability to continue as a going concern unless it was able to consummate a capital investment in it. Despite prolonged negotiations with several groups of potential investors, the Company has in the period since the date of the financial statements not been successful in its efforts to consummate any equity investment. The Company has continued to incur operating losses and generate negative cash flow from operating activities and its working capital deficiency and shareholders' deficiency have increased. The Company has not settled its obligations under loan agreements, has delayed payment of certain debts due to governmental authorities in Israel and is in default of payment to many of its creditors.

Due to the Company's difficult financial situation, it has been unable to prepare financial statements for the year ended January 31, 2006 and has not filed its annual report on Form 20-F for such year with the U.S. Securities and Exchange Commission. On August 4, 2006, the Company was notified by the Over The Counter Bulletin Board (“OTCBB”), on which the Company’s ordinary shares were listed, that if the Company did not file its annual report for the year ended January 31, 2006 with the U.S. Securities and Exchange Commission by September 5, 2006, the Company’s shares would be removed from the OTCBB effective September 7, 2006. As of September 7, 2006, the Company's shares are no longer listed on the OTCBB.

All of the above conditions raise substantial doubt as to the Company's ability to continue as a going concern. Due to the Company's uncertain business projections, limited cash reserve and existing and expected liabilities, inability to secure equity investments on terms favorable to it, and continuing financial difficulties, including the inability to pay employee wages or meet any of its most pressing obligations to Israeli governmental authorities without external financing, the Company decided to consider the sale of some or substantially all of its assets.

Between September 2005 and February 2006, all former members of the Company's Board of Directors, appointed at prior general meetings of shareholders, resigned because of their concerns regarding the Company’s ability to continue its operations and because of the Company’s inability to raise additional funds. Among the resigning directors were the two external directors and all other members of the Audit Committee.

In January 2006, the three senior officers of the Company, Messrs. Yaron Eldad, Uri Yaffe and Reuven Kleinman, agreed to join the Board of Directors in order to permit the continued operation of the Company's business and continue the Company’s efforts to raise capital. In connection therewith, prior to the resignation of the members of the Audit Committee of the Company, the Audit Committee and the Board of Directors appointed Messrs. Eldad, Yaffe and Kleinman as members of the Board of Directors of the Company in accordance with the Articles of Association of the Company, and approved the grant to each of them of options to purchase 1,271,022 of the Company’s ordinary shares (the “Acting Directors’ Options”).

In light of the above circumstances, and after careful consideration , the Company's Board of Directors approved the entering of the Company into an asset purchase agreement (the "Asset Purchase Agreement") with SKY MobileMedia, Inc. and its wholly owned Israeli subsidiary SKY MobileMedia (Israel) Ltd. (together, “SKY”), a provider of applications software platforms and complete turnkey software solutions for wireless handsets and connected media players headquartered in San Diego, California, for the sale to SKY of substantially all of the Company’s assets, including its intellectual property and certain of its liabilities related thereto (the “SKY Transaction”), on the following terms and subject to the approval of the Company's shareholders. The full text of the Asset Purchase Agreement has been furnished in connection with the filing by the Company of a Report of a Foreign Issuer on Form 6-K with the U.S. Securities and Exchange Commission following the signing of the SKY Transaction, and may viewed on the Internet at http://www.sec.gov. The Asset Purchase Agreement is hereby incorporated by reference and we urge you to read it carefully. The following is a summary of the material commercial terms of the Asset Purchase Agreement:

1.
For a purchase price in an approximate value of $11,000,000 million (Eleven Million United States Dollars) (the “Purchase Price”), SKY shall purchase substantially all the Company’s business operations and assets, including its intellectual property, and assume certain agreed-upon liabilities of the Company as existing on August 31, 2006 and arising thereafter, including (in each case to the extent agreed upon by the parties): liabilities directly related to the Company’s intellectual property, such as royalties and contractual liabilities, ongoing maintenance and support obligations to existing customers, ongoing payments due under existing software or equipment leases, and severance and other accrued liabilities of the Company toward its employees who are hired by SKY.

2.
The Purchase Price, which will be paid at the closing of the SKY Transaction to the Company (the “Closing”), is comprised of: (a) a cash payment in a sum of approximately $5,800,000 (Five Million and Eight Hundred Thousand United States Dollars) (the "Cash Consideration") less (i) a loan of $700,000 (Seven Hundred Thousand United States Dollars) already extended by SKY to the Company and any accrued, but unpaid, interest thereon and (ii) an additional amount of up to $400,000 relating to severance pay liabilities for certain of the Company's employees not being assumed by SKY (the "Severance Shortfall"). The Cash Consideration is further subject to certain adjustments between SKY and the Company relating to revenues and liabilities of the Company ; (b) the assumption by SKY of $500,000 (Five Hundred Thousand United States Dollars) of the Company’s liability to the Israeli Office of the Chief Scientist as incurred prior to August 31, 2006; and (c) $5,000,000 (Five Million United States Dollars) plus the Severance Shortfall (the "Non-Cash Consideration"), to be paid in shares of either (i) SKY’s Preferred Stock issued in its next round of equity financing (the “Next Financing Stock”), if such round of equity financing is consummated prior to the closing of the SKY Transaction (the “Next Financing”), at the price per share of the Next Financing (the “Next Financing Value”), or, (ii) SKY’s Series B Preferred Stock ("Series B Stock") at a price per share of $0.775 (the "Closing Price"), if the Next Financing is not consummated prior to the Closing, (the Next Financing Stock and the Series B Stock, the “SKY Stock”). The SKY Stock will be deposited by SKY with an escrow agent for a period of 12 (twelve) months following the Closing. If the Next Financing is consummated after the Closing, the Series B Stock remaining in escrow (and not repatriated to SKY under the indemnification provisions of the Asset Purchase Agreement) will be converted into Next Financing Stock immediately upon consummation of the Next Financing. The number of Next Financing Stock into which the Series B Stock will be converted shall be equal to a fraction, the numerator of which shall be the number of Series B Stock then in escrow multiplied by the Closing Price and the denominator of which shall be the Next Financing Value. If the Next Financing is not consummated prior to the release of the SKY Stock from escrow, the number of Series B Stock issued to the Company shall be adjusted to reflect the fair market value of such stock on the date of Closing as shall be agreed upon by the parties or, failing agreement, determined by an appraiser appointed by them. SKY will have the option to repurchase all or any of the SKY Stock within 6 (six) months of the Closing for cash at the higher of the Closing Price or the fair market value thereof on the date of the repurchase, to be determined as aforesaid.

The Company believes that receipt of the full Purchase Price and the assumption by SKY of certain of the Company's liabilities as contemplated in the SKY Transaction will allow the Company to negotiate, enter into arrangements and to settle, as appropriate, its outstanding obligations to its creditors, including its significant creditors. The Company has already reached an agreement with the two banks to which it has outstanding debts, the Israel Discount Bank Ltd. and the Industrial Development Bank of Israel Ltd. (each a “Bank” and jointly the “Banks”), whereby, following receipt of the cash component of the Purchase Price, the Company will repay each of the Banks fifty five percent (55%) of the debt owed to each of them by the Company as of September 30, 2006, including interest accrued thereon, in a total sum of $ 1,097,069. The remaining forty five percent (45%) of the Company’s debt to the Banks (including any interest accrued or payable in connection therewith since August 1, 2006), will be converted into Ordinary Shares of the Company, whereby each Bank will purchase 495,833 Ordinary Shares of the Company, in an aggregate amount of 991,666 Ordinary Shares of the Company.

Following receipt of the Purchase Price pursuant to the SKY Transaction, the Company will also be able to pay its outstanding debts to Marc Belzberg and parties related to him. The Company has entered into an agreement with Mr. Belzberg, formerly the Company’s chief executive officer and chairman of its board of directors and currently one of its major shareholders (the “Belzberg Settlement”) involving (i) a waiver by Yozma Hofsheet (“Yozma”), an Israeli company beneficially owned by Samuel Belzberg, father of Marc Belzberg, of the Company’s outstanding debt to Yozma for management and consulting fees for services provided by Marc Belzberg as the Company’s chief executive officer and (ii) satisfaction of an interest free loan extended to the Company by Marc Belzberg in April and May 2005, in the aggregate amount of $810,538 (the “Belzberg Loan”), by the payment to Marc Belzberg of a sum of no less than $250,000 in cash and a sum of $350,000 in SKY Stock issued to the Company as part of the SKY Transaction (the value of which shall be determined as set forth above), whereupon Marc Belzberg will waive the remainder of the Company’s debt to him and Yozma will waive the entirety of the Company’s debt to it.

In recognition of the efforts of Messrs. Yaron Eldad, Uri Yaffe and Reuven Kleinman in relation to the negotiation and consummation of the SKY Transaction, the Company wishes to grant to each of them, upon consummation of the SKY Transaction a cash bonus in the amount of $66,667 (Sixty Six Thousand Six Hundred and Sixty Seven United States Dollars) (the “SKY Bonus”).

In order to effect each of the SKY Transaction, the Belzberg Settlement, the SKY Bonus, the Directors’ Fees and the New Directors’ Options, the Company must receive the approval of its Audit Committee, Board of Directors and shareholders, in such order. Given the absence of external directors and an Audit Committee at present, such approval can only be received following the election of the members of the Board of Directors by the Company’s shareholders and formation of the Audit Committee. In order to enable the Audit Committee to be formed, Ms. Anat Nissim Berdugo and Mr. Zvi Koren, as external directors, and Mr. Menashe Gavish, must be elected as directors. In order to enable appointment of a chairman of the Board of Directors, either Mr. Uri Yaffe or Mr. Reuven Kleinman must be elected as a director.

Together with the appointment of the members of the Board of Directors, the Audit Committee, the Board of Directors and the shareholders of the Company will vote on the compensation to be given to the members of the Board of Directors as follows: (a) fees for all directors composed of (i) annual fees in the amount of NIS 20,735 (approximately $4,713) per director, and (ii) participation fees in the amount of NIS 1,385 (approximately $315) per each meeting of the Board of Directors or any committee thereof attended by such director (jointly, the “Directors’ Fees”); and (b) options to purchase 100,000 (One Hundred Thousand) ordinary shares of the Company to be granted to each of Ms. Anat Nissim Berdugo and Messrs. Zvi Korn and Mensahe Gavish (the “New Directors’ Options”).

Since SKY intends to continue to use the Company’s name in connection with the Company’s assets, particularly its intellectual property, to be purchased in the SKY Transaction, the Company has agreed to amend its name, conditioned upon consummation of the SKY Transaction. Thus, if the Company’s Audit Committee, Board of Directors and shareholders all approve the SKY Transaction and said transaction is consummated in full, the Company will change its name from “e-SIM Ltd.” to “Hadassim Technologies Ltd.” or any other similar name approved by the Israeli Registrar of Companies.

Following the request of a holder of more than 5% of the outstanding shares of the Company, pursuant to Section 63(b) of the Companies Law, 1999 (the “Companies Law”), on September 27, 2006, the Company’s Board of Directors voted to convene an extraordinary meeting of the Company’s shareholders on November 17, 2006 at 10:00 A.M. (Israeli time) at the offices of the Company, 19 Hartum Street, Jerusalem 91450, Israel (the “Meeting”).

It is proposed that at the Meeting the Company's shareholders discuss and resolve Items 1-5 on the Agenda.

If the Company’s shareholders approve the election of Mr. Menashe Gavish and at least one of Messrs. Uri Yaffe or Reuven Kleinman as directors (Item 1), of Ms. Nissim Berdugo and Mr. Zvi Koren as external directors of the Company (Item 2), and the adjournment and reconvening of the Meeting (Item 5), the Meeting shall be adjourned until November 22, 2006, at 10:00 A.M. (Israel time), at the offices of the Company, 19 Hartum Street, Jerusalem 91450, Israel (the “Reconvened Meeting”).

As soon as is practicable after the adjournment of the Meeting, Messrs. Zvi Koren and Menashe Gavish and Ms. Anat Nissim Berdugo will be appointed to the Audit Committee. Immediately thereafter, the Audit Committee shall meet in order to examine and, if appropriate, approve each of the following: (a) the SKY Transaction; (b) the SKY Bonus; (c) the Belzberg Settlement; (d) the Directors’ Fees; and (e) the New Directors’ Options.

Since the decisions to be taken by the Audit Committee require a clear understanding of the Company’s financial situation and projections, including an examination of the Company’s unaudited financial statements for the year ended January 31, 2006 and of the SKY Transaction, the new Board nominees have already begun to familiarize themselves with the necessary information in anticipation of their possible appointment so as to allow them to make an informed and careful decision. The Board of Directors believes that as Mr. Zvi Koren, who holds a B.A. in economics and statistics and an MBA and as served as (i) director general of the Ministry of Industry and Trade, (ii) a financial advisor on industry, technology incubators, agriculture and local authorities; and (iii) as a director of Boymelgreen Capital (external director), Bank Leumi, Bank Hapoalim, Industrial Development Bank of Israel and Oppenheimer, among others, meets the requirements of an accounting and financial expert required by the Companies Law and the relevant regulations promulgated thereunder and that Ms. Anat Nissim Berdugo, an attorney, meets the professional qualification requirement of the Companies Law and the relevant regulations promulgated thereunder, and that the external directors who are recommended for election are thus qualified to examine the SKY Transaction, the Belzberg Settlement, the SKY Bonus, the Directors’ Fees and the New Directors’ Bonus.

If the Company’s Audit Committee approves any of the matters set forth on items (a) through (e) on the Agenda of the meeting, substantially on the terms specified above, the Company’s Board of Directors shall convene and vote on the matters that were so approved by the Audit Committee.

At the Reconvened Meeting, the Company's shareholders shall discuss and resolve on the matters that were so approved by the Audit Committee and Board of Directors.

The resolutions on the Agenda must be approved by the Company's shareholders as follows:

a.
Item 2. The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the foregoing resolution provided that either (i) such majority includes at least one third (1/3) of the shares present and voted at the meeting and held by shareholders that are not control persons or representatives of control persons of the Company (abstentions will be disregarded) (a “control person” is any person that has the ability to direct the company’s actions (other than by means of being a director or office holder of the company), including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company) or (ii) the shares present and voted at the Meeting against such resolution and held by shareholders that are not control persons or representatives of control persons of the Company represent not more than one percent of the total voting rights in the Company.

b.
Items 6 & 7. The affirmative vote of the holders of a majority of the voting power represented at the Reconvened Meeting in person or by proxy and voting thereon, provided that either (i) such majority includes at least one third (1/3) of the shares present and voted at the Reconvened Meeting and held by shareholders that do not have a personal interest in the approval of such Resolutions (abstentions will be disregarded) or (ii) the total shares present and voted at the Reconvened Meeting against such resolution and held by those shareholders that do not have a personal interest in the approval of such Resolutions represent not more than one percent of the voting rights in the Company.

c.	All other Items. The affirmative vote of the holders of a majority of the voting power represented at the Meeting or the Adjourned Meeting in person or by proxy and voting thereon.

Mr. Marc Belzberg and his relations who are shareholders, beneficially or directly, in the Company, have undertaken to vote and to cause any corporation under his control to vote in favour of all resolutions proposed on the agenda. Since conclusion of the SKY Transaction will result in the Company having resources from which it will pay Mr. Belzberg under the Belzberg Settlement, Mr. Belzberg may be considered to have a personal interest in the approval of the SKY Transaction. In addition, Mr. Belzberg is deemed to have a personal interest in the approval of the Belzberg Settlement.

Two of the existing directors, Messrs. Yaffe and Kleinman, have been asked by SKY to become employees of the SKY’s Israeli subsidiary that will acquire the Company’s assets. The third director, Mr. Eldad, will remain as an employee of the Company but has been asked to assist SKY during a transition period, for which he will be paid as a consultant, in addition to his salary as an employee of the Company. Therefore, all the present directors of e-SIM may be considered to be interested parties in the approval of the SKY Transaction.

The form of proxy enclosed herein for the use of the Company’s shareholders who will not be able to attend the Meeting and/or the Reconvened Meeting includes the resolutions as described above for both the Meeting and the Reconvened Meeting. The Reconvened meeting will only be held if (i) as the Meeting the Company’s shareholders approve (a) the adjournment and reconvention of the Meeting and (b) the election of Mr. Korn and Ms. Nissim Berdugo as external directors of the Company and the election of Mr. Gavish and at least one of Messrs Yaffe and Kleinman as directors and (ii) following such election, the Audit Committee of the Board of Directors and the Board of Directors approve, in that order, any of the matters set forth in item (a) through (e) on the Agenda, . Shareholders who will not be attending both meetings are requested to vote on the resolutions to be presented at both the Meeting and the Reconvened Meeting although the resolutions to be voted upon at the Reconvened Meeting will not yet have been brought to the Audit Committee and the Board for approval.

In the event that either the Audit Committee or the Board do not approve any of the matters set forth in item (a) through (e) on the Agenda or approve them on terms that differ substantially from those discussed herein, the Company shall not count the votes of the shareholders previously given in respect of such matter on the form of proxy for the Reconvened Meeting and such resolutions shall not be approved, notwithstanding the votes of the shareholders already cast. In such case, if the Company wishes to bring the resolution to the shareholders again, it shall do so only by convening a new meeting of the Company’s shareholders.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and the Reconvened Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least seventy two hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting and the Reconvened Meeting, as described above (except for the approval of the SKY Transaction and the Belzberg Settlement, with respect to which, if the shareholder does not indicate a vote, the shares represented by such proxy will not be voted). Shareholders may revoke their proxies at any time up to twenty fours hours prior to the Meeting by filing with the Company a written notice of revocation, following which such shareholders may only vote their shares in person at the Meeting or the Reconvened Meeting. On all matters considered at the Meeting and the Reconvened Meeting, abstentions and broker non-votes will be treated as a vote neither “for” nor “against” the matter, although they will be counted in determining if a quorum is present. Any shareholder who holds, as of the record date set for determining the shareholders entitled to notice of and to vote at the Meeting, either (i) 5% or more of the total voting rights in the Company, which is 1,271,151 (One Million Two Hundred and Seventy One Thousand One Hundred and Fifty One) or more ordinary shares of the Company or (ii) 5% or more of the total voting rights in the Company held by all shareholders that are not control persons, which is 604,594 (Six Hundred and Four Thousand Five Hundred and Ninety Four) or more ordinary shares of the Company, may, directly or through a representative after the Meeting is held, review, at the Company’s registered office during ordinary business hours, all proxies received by the Company with respect to the Meeting.

Proxies for use at the Meeting and the Reconvened Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on October 11, 2006 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about October 12, 2006 and will be solicited principally by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

As of September 30, 2006, the Company had 25,423,023 Ordinary Shares outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting and the Reconvened Meeting. The presence of at least two shareholders holding or representing in the aggregate at least thirty three and one third percent (33.33%) of the Company’s issued and outstanding share capital, will constitute a quorum at the Meeting. There are no separate quorum requirements for the Reconvened Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT,
REMUNERATION AND STOCK OPTIONS

Beneficial Ownership

The following table sets forth, as of September 30, 2006, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares, and (ii) all directors and officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)(3)	Number of Ordinary Shares Beneficially Owned Assuming Shareholder Approval (1)(4)	Percentage of Ordinary Shares Beneficially Owned Assuming Shareholder Approval (2)(4)
Marc Belzberg (5)	15,545,916	49.8%	15,545,916	49.8%
Samuel Belzberg (6)	2,802,566	11%	2,802,566	11%
Solomon Spira (7)	14,334,127	46.3%	14,334,127	46.3%
All directors and officers as a group (6 persons)	2,992,463	10.8%	6,805,529	21.6%

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of September 30, 2006.

(2)
Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of September 30, 2006, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

(3)	The percentages shown are based on 25,423,023 Ordinary Shares issued and outstanding as of September 30, 2006.

(4)	Assumes shareholder approval of the Acting Directors’ Options to each of Yaron Eldad, Uri Yaffe and Reuven Kleinman as discussed in Item 2 below.

(5)
Marc Belzberg’s beneficial interest is held directly and through Smithfield Investments B.V. (“Smithfield”). Smithfield is a wholly owned subsidiary of Bellevue Investments N.V. (“Bellevue”). Salomon Spira, the father-in-law of Marc Belzberg, holds all of the voting rights and 10% of the economic rights (e.g., rights to distributions and liquidation proceeds) of Bellevue. Marc Belzberg holds 90% of the economic rights (but none of the voting rights) of Bellevue. Smithfield holds 8,740,360 ordinary shares and warrants currently exercisable to purchase 5,555,556 ordinary shares.

(6)	Samuel Belzberg’s beneficial interest is held through Gibralt, which is controlled by him. He is the father of Marc Belzberg.

(7)
Solomon Spira is the father-in-law of Marc Belzberg. His beneficial interest is held through Smithfield, of which he is a controlling shareholder as discussed in note (5) above, other than 38,211 Ordinary Shares held by Solomon Spira personally.

ITEM 1

ELECTION OF DIRECTORS

The Board of Directors has recommended that the Board of Directors be comprised of six (6) members. Three (3) members, Messrs. Yaron Eldad, Uri Yaffe and Reuven Kleinman, have been serving on the Company’s Board of Directors since January 2006, when they were appointed temporarily to fill the vacancies created on the Board of Directors by the resignation of certain members of the Company’s Board of Directors. It is proposed to elect six (6) nominees to the Board of Directors at the Meeting, of which three (3) currently serve on the Board of Directors as described above and three (3) have never served on the Company’s Board of Directors. Among the three who have never served on the Board, two (2) will be elected as External directors under Item 2 below. Under the Company’s Articles of Association (the “Articles”), the Board of Directors will be entitled to fill, until the next election of directors, any vacancies created on the Board of Directors following the Meeting at its sole discretion.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election to the Company’s Board of Directors of Messrs. Yaron Eldad, Uri Yaffe, Reuven Kleinman and Menashe Gavish for terms expiring at the next annual general meeting of shareholders of the Company

The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein. The nominees, their present principal occupations or employment, the month and year in which each first became a director and the number of shares of the Company beneficially owned by each of them (where applicable) as of September 30, 2006, together with the options’ grant which is subject to shareholder approval as aforesaid, are:

Name	Age	Principal Occupation or Employment	Director Since	Number of Ordinary Shares Beneficially Owned as of September 30, 2006
Yaron Eldad	41	Chief Operating Officer, Chief Financial Officer and Secretary	2006	1,894,066
Uri Yaffe	42	Senior Vice President, Corporate Sales	2006	1,752,064
Reuven Kleinman	47	Vice President, Marketing and Business development	2006	1,683,695
Menashe Gavish	27	Articled Law Clerk	-	-

Yaron Eldad (Israeli ID Number: 059175828; Address: 30/2 Ha-Irit Street, Ma'ale Adumim, Israel) became a director in January 2006. Mr. Eldad has served as our Chief Financial Officer since 1995, as our Secretary since 1996 and as our Chief Operating Officer since 2002. Prior to joining our company, Mr. Eldad had an independent auditing practice from 1994 to 1995. Mr. Eldad was employed by Nissan Caspi CPA from 1993 to 1994, and by Shekhter & Maas CPA from 1991 to 1993, both of which are private auditing firms in Israel. Mr. Eldad received an M.B.A. from the Hebrew University and a B.A. in economics and accounting from Ben Gurion University and is a Certified Public Accountant in Israel. Mr. Eldad is an Israeli citizen.

Uri Yaffe (Israeli ID Number: 058722448; Address: P.O. Box 212 Moshav Tzofit, Israel) became a director in January 2006. Mr. Yaffe was appointed our Senior Vice President of Corporate Sales in 1999. Prior to that appointment, Mr. Yaffe served as our European Managing Director from 1998 to 1999. Prior to joining us, from 1992 to 1997, Mr. Yaffe managed the Debriefing, Command and Control Business Unit at BVR Technologies, which develops, manufactures and markets advanced computer-based training, simulation and analysis systems for military applications. Mr. Yaffe received a BSC in Business Management from New Haven University. Mr. Yaffe is an Israeli citizen.

Reuven Kleinman (Israeli ID Number: 055384457; Address: 10/52 Hativat Harel Street, Modiin, Israel) became a director in January 2006. Mr. Kleinman has served as our Vice President of Marketing and Business Development since January 1999. From 1995 to 1999, he served as Product Marketing Manager and Director of Business Development. From 1990 to 1995, Mr. Kleinman was Chief Executive Officer of Galcon and GalTech in Kibbutz Kfar Blum. Mr. Kleinman holds a BSC with honors in physics and computer science from Tel Aviv University. Mr. Kleinman is an Israeli citizen.

Menashe Gavish (Israeli ID Number: 036240950; Address: P.O. Box 667, Kedumim, Israel) is an articled clerk in a private law firm. He has been involved in the creation of several start-ups. Mr. Gavish holds an LL.B. from Sha'ari Mishpat College of Law. Mr. Gavish is an Israeli citizen.

The Company’s Articles of Association do not provide for cumulative voting rights in the election of directors. Instead they provide that, subject to the provisions of the Companies Law, all directors are to be elected by a simple majority of the voting power represented at an annual general meeting of shareholders in person or by proxy and voting thereon. Shareholders will vote separately for each nominee to the Board of Directors on the proxy card.

It is proposed that at the Meeting the following Resolution be adopted:

“RESOLVED to elect to the Company’s Board of Directors Messrs. Yaron Eldad, Uri Yaffe, Reuven Kleinman and Menashe Gavish, for terms expiring at the next annual general meeting of shareholders of the Company”

Shareholders shall vote for each of the candidates separately.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the election of each of the director nominees set forth above.

ITEM 2

ELECTION OF EXTERNAL DIRECTORS

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two external directors. The Board of Directors recommend that Mr. Zvi Koren and Ms. Anat Nissim Bardugo be appointed as the Company’s two external directors, each for a three-year term.

The Company has received a statement from each of Mr. Koren and Ms. Nissim Berdugo, in which each declares that they fulfill all the requirements applicable to external directors, as set forth in the Companies Law. Mr. Koren has been designated by the Board (subject to his election by the shareholders) as an external director who also serves as the Company’s “accounting and financial expert” as required by the Israeli Companies Law. Ms. Nissim Berdugo meets the requirement of the Companies Law that an external director who is not an “accounting and financial expert” posses certain “professional qualification.” A biography of each of Mr. Koren and Ms. Nissim Berdugo is provided below. The Companies Law stipulates that if all members of a company's board of directors are of one gender, then at least one of the External Directors must be of the other gender. Since all members of the Company's Board are men, with the election of Ms. Nissim Berdugo as an External Director, the Company will meet this requirement. Mr. Koren and Ms. Nissim Berdugo meet the requirements of the Companies Law that members of the Company's Audit Committee are not: (i) chair of the Company's Board of Directors, an employee of the Company or a service provider for the Company, or (ii) a controlling shareholder in the Company or related to any controlling shareholder in the Company and may therefore be appointed to the Audit Committee.

The Company is not aware of any reason why any of the nominees, if elected as external directors, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of either nominees named herein. The nominees for external directors, their present principal occupations or employment, the month and year in which each first became a director and the number of shares of the Company beneficially owned by each of them (where applicable) as of July 31, 2006, together with the options’ grant which is subject to shareholder approval as aforesaid, are:

Name	Age	Principal Occupation or Employment	Director Since	Number of Ordinary Shares Beneficially Owned as of September 30, 2006
Zvi Koren	66	Director	-	-
Anat Nissim Berdugo	28	Attorney	-	-

Zvi Koren (Israeli ID Number: 09797200; Address: 14 Mishol Moran, Jerusalem, Israel) has served in a variety of leading positions in Israel's business community, including as Director General of the Ministry of Industry and Trade from 1990-1992. From 1997-2005 he was a financial advisor specializing in industry, technological incubators, agriculture and local authorities. Prior thereto, Mr. Koren was a senior project manager in the Isenberg Group from 1995-1996. He was also C.E.O. of Adi Paz, a leading Israeli jewelry company, from 1994-1995 and of an investment and development company in Russia and Kazakhstan. In addition to serving as Director General of the Ministry of Industry and Trade, Mr. Koren has also held a range of positions in Israel's public sector, including serving as the Israeli Consul for Economics and Trade in Boston in 1989-1990 and in Australia and New Zealand in 1974-1975. Mr. Koren currently serves an external director on the board of directors of Boymelgreen Capital and has served as a director of Bank Leumi, Bank Hapoalim, Industrial Development Bank of Israel, and Oppenheimer, among others. Mr. Koren holds a B.A. in Economics and Statistics and an M.B.A., all from the Hebrew University of Jerusalem. Mr. Koren is an Israeli citizen.

Anat Nissim Berdugo (Israeli ID Number: 034203646; Address: 31 Ramban Street, Jerusalem 91073, Israel) is an attorney in private practice specializing in commercial law. Ms. Nissim Berdugo holds an LL.B. from Bar Ilan University and is a member of the Israel Bar Association. Ms. Nissim Berdugo is an Israeli citizen.

It is proposed that at the Meeting the following Resolution be adopted:

“RESOLVED to elect to the Company's Board of Directors of Ms. Ms. Anat Nissim Berdugo and Mr. Zvi Koren, as external directors, each for a three-year term.”

Shareholders shall vote for each of the candidates separately.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the foregoing resolution provided that either (i) such majority includes at least one third (1/3) of the shares present and voted at the meeting and held by shareholders that are not control persons or representatives of control persons of the Company (abstentions will be disregarded) (a “control person” is any person that has the ability to direct the company’s actions (other than by means of being a director or office holder of the company), including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company) or (ii) the shares present and voted at the Meeting against such resolution and held by shareholders that are not control persons or representatives of control persons of the Company represent not more than one percent of the total voting rights in the Company.

The Board of Directors recommends a vote FOR the election of each of the director nominees set forth above.

ITEM 3

APPROVAL OF ACTING DIRECTORS’ OPTIONS

On January 11, 2006, the date on which they were appointed to fill vacancies on the Company’s Board of Directors, Messrs. Yaron Eldad, Uri Yaffe and Reuven Kleinman were each awarded options to purchase up to 1,271,022 ordinary shares of the Company at a price per share of $0.16 per share, the closing price of the Company’s shares on January 11, 2006 (the “Acting Directors’ Options”). The Acting Directors’ Options were approved by the Company’s Audit Committee and Board of Directors. The Acting Directors’ Options shall vest and become exercisable immediately after the approval of the Shareholders of the Company. The Director’s Options shall be exercisable for a period of 10 years from the date of the Shareholders’ approval.

It is proposed that at the Meeting the following Resolution be adopted:

“RESOLVED to approve the grant of options to purchase 1,271,022 of the Company’s ordinary shares to each of Messrs. Yaron Eldad, Uri Yaffe and Reuven Kleinman (the “Acting Directors’ Options”).”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the foregoing resolution.

The Board of Directors recommends a vote FOR approval of these proposed Resolutions.

ITEM 4

REAPPOINTMENT OF AUDITORS

Kost Forer Gabbay & Kasierer, a member of Ernest & Young Global (“Kost Forer Gabbay & Kasierer”), was nominated by the Board of Directors of the Company for reappointment as auditors of the Company for the fiscal year ending January 31, 2007. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Board of Directors believes that such limited non-audit function does not affect the independence of Kost Forer Gabbay & Kasierer.

It is proposed that at the Meeting the following Resolution be adopted:

“RESOLVED, to reappoint the Company’s auditors, Kost Forer Gabbay & Kasierer, a member of Ernset & Young Global, for the year ending January 31, 2007 and authorize the Company’s board of directors, with the approval of the Audit Committee of the Company’s board, to determine the remuneration of the auditors.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the foregoing resolution.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 5

RESOLUTION TO ADJOURN AND
RECONVENE THE MEETING AT A LATER DATE

If the Company’s shareholders elect Ms. Anat Nissim Berdugo and Messrs. Zvi Koren and Menashe Gavish to the Board of Directors, the Meeting must be adjourned in order to enable the Board of Directors to appoint them to the Audit Committee and allow the Audit Committee to properly examine the SKY Transaction, the Belzberg Settlement, the SKY Bonus, the Directors' Fees and the New Directors' Options. If the Audit Committee of the Board of Directors and the Board of Directors approve any of the items set forth on items (a) through (e) on the Agenda, , the Meeting shall be reconvened on November 22, 2006 to vote on Items 6-11, as described below.

It is proposed that at the Meeting the following Resolution be adopted:

“RESOLVED, to adjourn the Meeting and approval of its reconvention for discussion and resolution of the matters set forth in Items 6-11 on the agenda on November 22, 2006 at 10:00 A.M. (Israel time), at the offices of the Company.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the foregoing resolution.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 6

APPROVAL OF ASSET PURCHASE AGREEMENT
WITH SKY MOBILEMEDIA, INC. AND SKY MOBILEMEDIA (ISRAEL) LTD. (THE “SKY TRANSACTION”)

The Company has entered into a letter of intent and is presently completing negotiations on an agreement (the "Asset Purchase Agreement") with SKY MobileMedia, Inc. and SKY MobileMedia (Israel) Ltd. (“SKY”), a provider of applications software platforms and complete turnkey software solutions for wireless handsets and connected media players headquartered in San Diego, California, for the sale of the Company’s assets and intellectual property and certain of its liabilities to SKY (the “SKY Transaction”) in consideration for the receipt by the Company of cash and securities of SKY having an approximate value of $11,000,000 (Eleven Million United States Dollars)(the “Purchase Price”), and as further described above. A copy of the Asset Purchase Agreement has been furnished in connection with the filing by the Company of a Report of a Foreign Issuer on Form 6-K with the U.S. Securities and Exchange Commission following the signing of the SKY Transaction, and may viewed on the Internet at http://www.sec.gov.

The Company has also entered into Belzberg Settlement with Marc Belzberg pursuant to which a sum of up to $350,000 of the Belzberg settlement may be paid by the Company to Marc Belzberg out of the SKY Preferred Stock to be paid to the Company as consideration pursuant to the SKY Transaction. Marc Belzberg and Smithfield are each an “interested party” in the approval of the SKY Transaction, as such term is defined in the Companies Law. As a result, the SKY Transaction is an “interested party transaction” as such term is defined in the Companies Law, and requires the affirmative vote of a special majority of the Company’s shareholders, as described below.

It is proposed that at the Meeting the following Resolution be adopted:

“RESOLVED to ratify and approve the SKY Transaction.”

The affirmative vote of the holders of a majority of the voting power represented at the Reconvened Meeting in person or by proxy and voting thereon, provided that either (i) such majority includes at least one third (1/3) of the shares present and voted at the Reconvened Meeting and held by shareholders who do not have a personal interest in the approval of such Resolutions (abstentions will be disregarded) or (ii) the total shares present and voted at the Reconvened Meeting against such resolution and held by those shareholders that do not have a personal interest in the approval of such Resolutions represent not more than one percent of the voting rights in the Company.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 7

APPROVAL OF THE BELZBERG SETTLEMENT

Following receipt of the Purchase Price from the SKY Transaction, the Company will be able to settle its outstanding debts to Marc Belzberg and Yozma, a party related to him whereby the Company shall repay Marc Belzberg a sum of no less than $250,000 in cash and a sum of $350,000 in SKY Stock to be paid to the Company as consideration pursuant to the SKY Transaction, and both Marc Belzberg and Yozma will waive any other of the Company’s outstanding debts to them, which are in the aggregate amount of approximately $2,402,000 (Two Million Four Hundred and Two Thousand United States Dollars)(the "Belzberg Settlement").
It is proposed that at the Meeting the following Resolution be adopted:

“RESOLVED to ratify and approve the Belzberg Settlement.”

The affirmative vote of the holders of a majority of the voting power represented at the Reconvened Meeting in person or by proxy and voting thereon, provided that either (i) such majority includes at least one third (1/3) of the shares present and voted at the Reconvened Meeting and held by shareholders that do not have a personal interest in the approval of such Resolutions (abstentions will be disregarded) or (ii) the total shares present and voted at the Reconvened Meeting against such resolution and held by those shareholders that do not have a personal interest in the approval of such Resolutions represent not more than one percent of the voting rights in the Company.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 8

APPROVAL OF THE SKY BONUS

The Company has agreed to give to each of Messrs. Yaron Eldad, Uri Yaffe and Reuven Kleinman, directors and officers of the Company, a bonus in an amount of $66,667 each upon closing the SKY Transaction (the “SKY Bonus”).

“RESOLVED, to approve the SKY Bonus.”

The affirmative vote of the holders of a majority of the voting power represented at the Reconvened Meeting in person or by proxy and voting thereon is necessary for approval of the foregoing resolution.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 9

APPROVAL OF DIRECTORS’ FEES

Pursuant to the Companies Law, compensation of the external directors is subject to regulations promulgated under the Companies Law. The fees the Company will pay the external directors, subject the approval of the Audit Committee, the Board of Directors and the shareholders of the Company as required by the Companies Law, shall be as follows: (a) an annual fee in the maximum amount permitted by such regulations, which is currently approximately NIS 20,735 (approximately $4,713) per annum and (b) a participation fees in the amount of NIS 1,385 (approximately $315) per meeting of the board of directors or any committee thereof attended by the director (jointly, the “Directors’ Fees”). Subject the approval of the Audit Committee, the Board of Directors and the shareholders of the Company, the fees granted to each of Messrs. Yaron Eldad, Uri Yaffe, Reuven Kleinman and Menashe Gavish as a director of the Company shall be the same as the Director’s Fees.

It is proposed that at the Reconvened Meeting the following Resolution be adopted by the affirmative vote of the holders of a majority of the voting power represented at the Reconvened Meeting in person or by proxy and voting thereon:

“RESOLVED to approve the Directors' Fees.”

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 10

APPROVAL OF NEW DIRECTORS’ OPTIONS

Pursuant to the Companies Law, the grant of options to external directors is subject to regulations promulgated under the Companies Law. The Company shall grant each external director options to purchase 100,000 (one hundred thousand) of the Company’s ordinary shares at a price per share equal to the market price of the Company's ordinary shares on November 22, 2006, the date of the Reconvened Meeting, half of which shall vest a year thereafter and the other half two years thereafter (the “New Directors Options”), subject to the approval of the Audit Committee, the Board of Directors and the shareholders of the Company as required by the Companies Law. Subject to approval by the same, the Company shall also grant the New Directors Options to Mr. Menashe Gavish.

It is proposed that at the Reconvened Meeting the following Resolution be adopted by the affirmative vote of the holders of a majority of the voting power represented at the Reconvened Meeting in person or by proxy and voting thereon:

“RESOLVED to approve the New Directors’ Options.”
The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 11

AMENDMENT OF THE COMPANY’S NAME

Since SKY intends to continue to use the Company’s name in connection with the Company’s assets, particularly its intellectual property, to be purchased in the SKY Transaction, the Company has agreed to amend its name conditioned upon consummation of the SKY Transaction. Thus, if the Company’s Audit Committee, Board and shareholders all approve the SKY Transaction and said transaction is consummated in full, it is proposed that the Company amend its name from “e-SIM Ltd.” to "Hadassim Technologies Ltd.", or any other similar name approved by the Israeli Registrar of Companies.

“RESOLVED, that the Company’s name be changed from “e-SIM Ltd.” to “Hadassim Technologies Ltd.” or any other similar name approved by the Israeli Registrar of Companies, conditioned upon the consummation of the SKY Transaction.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the foregoing resolution.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

OTHER BUSINESS

Other than set forth above, management knows of no other business to be transacted at the Meeting, but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

WHERE TO FIND MORE INFORMATION

You may read and copy any reports, statements or other information that the Company files with or submits to the Securities and Exchange Commission at the SEC's public reference room at the following location:

Public Reference Room
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference Room. These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this proxy statement, contain important information about the Company and its financial condition:

•	Reports of Foreign Issuer on Form 6-K dated October 5, 2006.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT TO VOTE ON THE TRANSACTION. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED OCTOBER 12, 2006. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN OCTOBER 12, 2006, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors,

Yaron Eldad
Director, Chief Operating Officer and Chief Financial Officer

Dated: October 12, 2006